**PRESS RELEASE**

GLOBEX

QUEENSTON Mining Inc



December 5, 2005



# SHALLOW HOLES ON GLOBEX – QUEENSTON JOINT VENTURE INDICATE PARALLEL GOLD HORIZON

**Rouyn-Noranda, Quebec - GLOBEX MINING ENTERPRISES INC. (GMX-Toronto, G1M-Frankfurt and GLBXF-U.S. Pink Sheets)** and **QUEENSTON MINING INC. (QMI-Toronto, Stuttgart)** are pleased to announce results from shallow holes W05-10 and W05-11 on their 50-50 Wood-Pandora Joint Venture project in Cadillac Township, Quebec.

**Both holes intersected significant gold mineralization in a mudstone horizon, which has now been intersected in five holes and is parallel to the recently announced wide gold intersection in a talc-chlorite schist horizon.**

The **previous gold intersections** from the 2005 drilling **in the "mudstone horizon"** includes the following:

| Hole # | From/To (m) | Width (m) | Au (g/t) | Width (ft) | Au oz/T | Comment |
|---|---|---|---|---|---|---|
| W05-09 | 246.50 – 248.00 | 1.50 | 68.19 | 4.92 | 1.99 | Deeper Hole |
| W05-05 | 258.00 – 259.00 | 1.00 | 3.66 | 3.28 | 0.10 | Deeper Hole |
| W05-08 | 117.00 – 119.00 | 2.00 | 9.40 | 6.56 | 0.27 | Shallow Hole |

Assay results from **the two recent holes** in the mudstones located 50 metres east and west of hole W05-08, are the following:



| Hole # | From/To (m) | Width (m) | Au (g/t) | Width (ft) | Au oz/T |
|---|---|---|---|---|---|
| **W05-10** | **72.15 – 72.95** | **0.80** | **19.99** | **2.62** | **0.58** |
| **W05-11** | **114.50 –119.00** | **4.50** | **6.30** | **14.76** | **0.18** |

The gold values in the mudstone extend from surface to the deepest hole W05-09 where the zone was intersected at a vertical depth of approximately 205 metres (670 ft). The mudstone horizon gold zone is **open in all directions** and is a short distance south of existing Wood Mine underground workings. The Wood and recently acquired Central Cadillac mine workings could provide access for mining both the talc-chlorite schist and mudstone gold zones.

Intersection widths may or may not equal true width.

**As expected**, the shallow holes which passed through the gold bearing talc-chlorite schist horizon approximately 130 metres (425 ft) above previously announced hole W05-09 did not intersect significant gold values in the talc-chlorite schist horizon. This drilling has confirmed that the talc-chlorite schist gold zone does not extend to shallow depths and tops somewhere between minus 45 m and minus 175 m.

The next drill campaign which is scheduled to start at the beginning of January will target the talc-chlorite schist horizon which contains the **8.51 g/t Au over 28 metre (0.25 oz/T Au over 91.86 ft)** gold intersection reported in hole W05-09, and the parallel gold-bearing mudstone horizon.

12/21

The drill program was managed by Globex Mining Enterprises Inc. under the direction of Globex's qualified person, chief geologist, Ray V. Zalnieriunas, P. Geo. employing a QA/QC program consistent with National Instrument 43-101 and industry best practices. The drill core was logged and split and half-core samples were analyzed by standard fire assay with atomic absorption or gravimetric finish at Expert Laboratory Inc. of Rouyn-Noranda, Quebec. Geochemical assays greater than 1 g/t were subjected to a gravimetric fire assay.

We Seek Safe Harbour.

Foreign Private Issuer 12g3 – 2(b)
CUSIP Number 379900 10 3

**For further information, contact:**


**GLOBEX MINING ENTERPRISES INC.**
Jack Stoch, P. Geo., President & CEO
Tel.: (819) 797-5242
Fax: (819) 797-1470
Email: info@globexmining.com
Website: www.globexmining.com

**QUEENSTON MINING INC.**
Charles E. Page, P.Geo., President & CEO
Hugh D. Harbinson, Chairman
Tel.: (416) 364-0001 Fax: (416) 364-5098
Email: info@queenston.ca
Website: www.queenston.ca

**PRESS RELEASE**

# Globex Mining Enterprises Inc. Ref.: File No. 82-4025

**"At Home in North America"**

**14,473,538 shares issued and outstanding**



**December 7, 2005**

# GLOBEX CLOSES PRIVATE PLACEMENT

**GLOBEX MINING ENTERPRISES INC. (GMX-Toronto, G1M-Frankfurt and GLBXF-U.S. Pink Sheets)** is pleased to announce that pursuant to an agreement with MTAX 2005 Mineral Partnership dated November 29, 2005, Globex has agreed to sell to MTAX 2005 Mineral Partnership 100,000 flow-through shares at a price of $3.037 per share, based on the average closing price for the last 10 days on the Toronto Stock Exchange, for a total of $303,700. MTAX may invest an additional $200,000 before December 22, 2005 to purchase 65,854 shares at the same price.

**Due to the fact that the funds are coming from outside Quebec, each share has an exploration expenditure value of $4.31 for a total of $431,000. As most of the funds will likely be spent on Globex's Quebec properties, Globex receives an additional 42% per share in the form of cash rebates under Quebec's plan to promote exploration.**

Money from this private placement will fund drilling in January on the Wood-Pandora property where Globex and Queenston Mining Inc. recently announced significant gold intersections. As well, funds may cover costs on other projects.

**Globex Mining Enterprises Inc.** holds a diversified portfolio of **over 70 mineral properties** both in Canada and the U.S., including numerous gold prospects, more than 20 of which are deposits or advanced exploration projects, a number of base metal properties including drill defined sulphide copper, zinc, gold and silver deposits; three diamond projects; one molybdenum deposit; one magnesium-talc deposit; one six property uranium-gold project; one uranium-fluorite deposit and two uranium showings. Globex explores for its own account but also derives revenue and advances exploration or development through the optioning of its properties while retaining royalties on possible future production. In addition to those already under option, management is currently in discussion with several parties interested in optioning various Globex properties. The terms of such ventures and the results of ongoing work programs will be announced as the information becomes available.

We Seek Safe Harbour.

Foreign Private Issuer 12g3 – 2(b)
CUSIP Number 379900 10 3

**For further information, contact:**

**GLOBEX MINING ENTERPRISES INC.**
**Jack Stoch, P.Geo, President & CEO**
**146-14th Street**
**Rouyn-Noranda, Quebec (CANADA) J9X 2J3**

**Tel.: (819) 797-5242**
**Fax: (819) 797-1470**
**Email: info@globexmining.com**
**Web Site: www.globexmining.com**

**PRESS RELEASE**

# Globex Mining Enterprises Inc.

**"At Home in North America"**

**14,936,872 shares issued and outstanding**

GLOBEX

Ref.: File No. 82-4025

**December 8, 2005**

## GLOBEX AIRBORNE SURVEY LOCATES NEW BASE METAL DRILL TARGETS

**GLOBEX MINING ENTERPRISES INC. (GMX-Toronto, G1M-Frankfurt and GLBXF-U.S. Pink Sheets)** is pleased to inform investors that it has flown a combined airborne electromagnetic and magnetic survey using the AeroTEM II System on its Tonnancour Property, south of Lebel-sur-Quévillon, Quebec.

The survey was done in order to locate and define conductive drill targets within a rock horizon known to be associated with massive and disseminated sulphide mineralization including copper, zinc, gold and silver. **The best massive sulphide intersection on the property to date is in hole T-27 which assayed 4.4% Cu, 8.2% Zn, 0.01 oz/T Au, 1.49 oz/T Ag (Noranda Inc. Drilling 1968-1972).**

The survey located new drill target areas and enabled Globex to better defined known conductors by penetrating deeper than previous surveys.

Globex has acquired 962.4 hectares of additional ground to cover the entire area flown including all of the anomalies indicated by the survey. Field work will commence shortly on several priority targets, weather permitting.

For further details on the project, please visit our website www.globexmining.com. Click on Abitibi Greenstone Belt Properties and go to property number 39.

**Globex Mining Enterprises Inc.** holds a diversified portfolio of **over 70 mineral properties** both in Canada and the U.S., including numerous gold prospects, more than 20 of which are deposits or advanced exploration projects, a number of base metal properties including drill defined sulphide copper, zinc, gold and silver deposits; three diamond projects; one molybdenum deposit; one magnesium-talc deposit; one six property uranium-gold project; one uranium-fluorite deposit and two uranium showings. Globex explores for its own account but also derives revenue and advances exploration or development through the optioning of its properties while retaining royalties on possible future production. In addition to those already under option, management is currently in discussion with several parties interested in optioning various Globex properties. The terms of such ventures and the results of ongoing work programs will be announced as the information becomes available.

We Seek Safe Harbour.

Foreign Private Issuer 12g3 – 2(b)
CUSIP Number 379900 10 3

**For further information, contact:**


**GLOBEX MINING ENTERPRISES INC.**
**Jack Stoch, P.Geo, Q.P., President & CEO**
**146-14th Street**
**Rouyn-Noranda, Quebec (CANADA) J9X 2J3**

**Tel.: (819) 797-5242**
**Fax: (819) 797-1470**
**Email: info@globexmining.com**
**Web Site: www.globexmining.com**